AVG Technologies Announces 2,500,000 Share Repurchase Program

AMSTERDAM, May 9, 2013 /PRNewswire/ -- AVG Technologies N.V. (NYSE: AVG), the provider of Internet and mobile security, privacy and optimization to 150 million active users, today announced that it has adopted a share repurchase program under which AVG intends to repurchase shares to cover its obligations to deliver shares under its employee stock options incentive and restricted share units plans. Under the repurchase program AVG may repurchase up to 2,500,000 ordinary shares. "Our significant cash flow from operations provides the flexibility to invest in our business, undertake acquisitions and initiate a share repurchase program", said John Little, AVG's Chief Financial Officer.

Details of the Share Repurchase Program

The share repurchase was authorised by AVG's shareholders on June 27, 2012 and approved by the Supervisory Board. Under the share repurchase program AVG may, between May 9, 2013 and November 9, 2014, repurchase from time to time in both open market and privately negotiated transactions up to 2,500,000 ordinary shares.

Under applicable law, the repurchase price will be no greater than the lower of (a) 110% of the highest price of the ordinary shares officially quoted on NYSE over the 30 banking days preceding the date the repurchase is effected and (b) the higher of the price of the last independent trade and the highest current independent bid on the NYSE at the time of repurchase. Any open market purchases will be executed with reference to the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and Article 5 of the Regulation No. 2273/2003 of the Commission of December 22, 2003 (EC Regulation), whereby the relevant daily volume will be determined on the basis of the average daily volume traded in April 2013 and will be fixed on that basis for the period of the share repurchase program.

The share repurchase plan does not require AVG to acquire any specific number of shares and may be terminated by AVG at any time without prior notice.

The share repurchase program may occur in tranches, each of which will be announced before its actual commencement in line with Article 4, Section 2 of the aforementioned EC Regulation. AVG has mandated Goldman Sachs to execute the first tranche of open market repurchases (including repurchases from Goldman Sachs acting as principal) which is limited to up to 1,500,000 ordinary shares to be repurchased between May 9, 2013 and November 9, 2013. For that and any other open market tranches, Goldman Sachs will decide on the timing of the share repurchases independently of and without being influenced by AVG. Goldman Sachs is a full service securities firm and may enter into other transactions in respect of the shares.The number of shares repurchased each week during the share repurchase program and the average purchase price will be disclosed on the Investor Relations section of the AVG website www.avg.com (investors.avg.com).

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About AVG

AVG's mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG's powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG's software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 150 million active users as of March 31, 2013 and offers a product portfolio that targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software.

CONTACT: Investor Relations, Erica Abrams, The Blueshirt Group for AVG, +1-415-217-5864, erica@blueshirtgroup.com